Exhibit 99.1
Shinhan Financial Group resolved to pay quarterly cash dividends

On October 6, 2022, the Board of Directors of Shinhan Financial Group made a resolution to pay quarterly cash dividends.

Total dividend amount to be paid: KRW 212,163,911,600 (KRW 400 per share)

The total number of shares subject to dividend is 530,409,779 shares, including class shares
(512,927,779 common shares, 17,482,000 convertible preferred shares)

Record date: September 30, 2022

The payment for quarterly dividends is expected to be made within 20 days following the resolution of the Board of Directors.